UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Wilshire Private Assets Master Fund

(formerly, Delaware Wilshire Private Markets Master Fund)

(Name of Subject Company (Issuer))

Wilshire Private Assets Master Fund

(Name of Filing Person(s))

Institutional Class Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

1-610-676-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, Pennsylvania 19103

1-215-963-5598

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 28, 2024 by Wilshire Private Assets Master Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 100% of the Shares outstanding as of March 28, 2024 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of Supplement No. 1 to the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 12(a)(i) and 12(a)(ii) to Amendment No. 1 to the Statement on March 28, 2024. The original Notice Date, Tender Withdrawal Date and Valuation Date were extended to April 30, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 4:00 p.m., Eastern Time, on April 30, 2024.

2. Valuation Date of the Shares tendered pursuant to the Offer was April 30, 2024.

3. No Shares were tendered prior to the expiration of the Offer and no Shares were withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILSHIRE PRIVATE ASSETS MASTER FUND

By:	/s/ Andrew Metzger
Name:	Andrew Metzger
Title:	Treasurer, Controller and Chief Financial Officer

June 5, 2024